Mail Stop 3561

January 9, 2007

David Kastelic
Senior Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077

> **Re:** **CHS Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2006**
> **File No. 333-139300**

Dear Mr. Kastelic:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. It is unclear whether you believe the patrons' equities are securities. Please provide us with your analysis of whether they are or are not securities.

Prospectus Summary, page 1

3. We note that you use the terms patrons, members, and holders throughout, but it is unclear whether they are synonymous with each other or whether you intend to distinguish between these parties. Please revise to clarify how you define each of these terms.

Our revenues and operating results could be adversely affected by changes in commodity prices, page 6

4. Please discuss in the risk factor and put in the heading that oil and gas prices have been at historical highs, which has increased demand for your products, so that investors can assess the risk.

Environmental liabilities could adversely affect our results and financial condition, page 7

5. Consistent with your disclosure on page 54, please expand to disclose here that liabilities related to remediation of contaminated properties are not recognized until the related costs are considered probable and can be reasonably estimated.

Business, page 12

6. Consider including a table listing all entities that are owned by you that includes your ownership percentage and the entity's primary business segment.

Products and Services, page 14

7. Please disclose what percentage of the petroleum products you sell are obtained from your refineries and what percentage is obtained from third parties.

Industry; Competition, page 14

8. Please expand upon your disclosure to provide more detail regarding the competition you face in the Energy segment here and with your Country Operations on page 17. Your discussion should address the competitive environment for each of the geographic markets you serve. Additionally, if you know that one or a small number of competitors is dominant in your industry, please revise to identify such competitors. See Item 101(c)(1)(x) of Regulation S-K.

Renewable fuels, page 22

9. Please update your disclosure here and throughout regarding the initial public offering of US BioEnergy.

Comparison of the years ended August 31, 2006 and 2005, page 36

10. We note that pipeline shutdowns limited crude oil volumes. Please revise to discuss whether this was an unusual or common situation.

Material Federal income tax consequences, page 64

11. If you intend to provide a "short form" tax opinion, please revise to clarify that this section is the tax opinion.

Legal Matters, page 68

12. Please revise to state that counsel is providing an opinion on the validity of the securities being registered.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3755.

Regards,

Max A. Webb
Assistant Director

cc: Via Facsimile (612) 340-8738
        Michael W. Clausman
        Dorsey & Whitney LLP
        50 South Sixth Street
        Minneapolis, Minnesota 55402